Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption ‘‘Experts’’ in Pre-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-140034) and related Prospectus of Cyclacel Pharmaceuticals, Inc. for the registration of shares of its common stock, shares of its preferred stock, warrants to purchase common stock and debt securities up to an aggregate initial offering value of $75,000,000 and to the incorporation by reference therein of our report dated March 20, 2006, with respect to the financial statements of XCYTE Therapies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

Seattle, Washington February 12, 2007	/s/ Ernst & Young LLP